Exhibit 99.1

Gorilla Technologies Announces CEO Transition

Executive Chairman Jay Chandan appointed as new CEO following retirement of founder Dr. Spincer Koh

Taipei, Taiwan and New York, NY -- September 12, 2022 -- Gorilla Technology Group Inc. (“Gorilla”) (Nasdaq: GRRR), a leader in edge video analytic artificial intelligence, IoT technologies, and cybersecurity, today announced the appointment of Executive Chairman Jayesh (Jay) Chandan to CEO, effective immediately. Chandan succeeds founder and CEO Dr. Spincer Koh who is entering retirement following his more than two-decade long commitment to the company.

“Gorilla is at an exciting nexus point, following its recent listing as a publicly traded company with working capital, strong growth momentum and international expansion in our sight line. As the edge computing market continues to scale exponentially, we continue to improve business agility by bringing infrastructure and applications closer to where data is generated and consumed, powering the next wave of digital transformation,” said Chandan. “On behalf of the Company and the Board, I would like to thank Dr. Koh for leading and building the company, for the past two decades and wish him the very best, as he enters his retirement. I’m honoured to lead the company during this next phase of growth and am committed to maximizing long-term shareholder value, as we make Gorilla the go-to vendor for Edge AI around the globe.”

“We are at an exciting point in the company’s growth trajectory. After more than 20 years since I founded Gorilla, now is the right time for me to step away and enter retirement. Jay has been instrumental in shepherding our company’s recent milestones, including our listing as a public company. I have the utmost confidence in Jay leading Gorilla through this next chapter,” said Dr. Koh.

Gorilla’s leading edge AI technology has been developed over the last 20 years and includes 31 patents granted or pending with solutions available across hardware platforms, and via AI models, AI appliances, and AI SaaS modules. It develops a wide range of video-centric and content management solutions including Smart Cities, Smart Retail, and Enterprise Security. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, telecom companies and private enterprises with network surveillance and cybersecurity.

About Gorilla Technology Group Inc.

Gorilla (Nasdaq: GRRR), headquartered in Taipei, Taiwan, is a global leader in security intelligence, network intelligence, business intelligence and IoT technology. Gorilla develops a wide range of solutions including Smart Cities, Smart Retail, Enterprise Security, and Smart Media. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, Telecom companies and private enterprises with network surveillance and cyber security.

Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong Edge AI solutions that enable clients to improve operational performance and efficiency. With continuous core technology development, Gorilla will deliver Edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers. For more information, visit gorilla-technology.com.

Contacts:

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Gary Dvorchak

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Media:

Rachel Kahn

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